CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
                       CLASS A REDEEMABLE PREFERRED STOCK
                                       OF
                            NEW FRONTIER MEDIA, INC.

      1. DIVIDENDS.

         (a) The holders of the Class A Preferred shall be entitled to receive out of any assets legally available therefor cumulative dividends at the rate of 15.5% per year, accrued daily and payable quarterly in arrears on March 30, June 30, September 30 and December 31 of each year in preference and priority to any payment of any dividend on the Common Stock. Such dividends shall accrue on any given share from the day of original issuance of such share and shall accrue from day to day whether or not earned or declared. If at any time dividends on the outstanding Class A Preferred at the rate set forth above shall not have been paid or declared and set apart for payment with respect to all preceding periods, the amount of the deficiency shall be fully paid or declared and set apart for payment, but without interest, before any distribution, whether by way of dividend or otherwise, shall be declared or paid upon or set apart for the Common Stock of the Corporation or any other series of the Preferred Stock of the Corporation.

         (b) Any dividend payable on a dividend payment date shall be paid in cash and in United States dollars.

         (c) Nothing contained herein shall be deemed to establish or require any payment or other charges in excess of the maximum permitted by applicable law. In the event that any payment required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Corporation, the holder and thus refunded to the Corporation.

      2. LIQUIDATION PREFERENCE; REDEMPTION.

         (a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Preferred shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $2.00 per share plus any and all accrued but unpaid dividends (the "Liquidation Preference").

         (b) A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation (other than a sale or transfer to a wholly owned subsidiary of the Corporation), shall, at the option of the holders of the Class A Preferred, be deemed a liquidation, dissolution or winding up within the meaning of this Section 2 if the shares of stock of the Corporation outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquirer of the Corporation's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Class A Preferred at any time within thirty (30) days after written notice (which shall be given promptly) of the essential terms of such transaction shall have been given to the holders of the Class A Preferred in the manner provided by law for the giving of notice of meetings of shareholders.

         (c) The Corporation shall have the right to redeem any or all of the shares of Class A Preferred at any time upon payment in cash of the Liquidation Preference to the holders thereof.

         (d) On January 2, 2004, the Corporation shall redeem all of the Class A Preferred Stock for a redemption price, in cash, equal to the Liquidation Preference (the "Redemption Price"). In addition, in the event of the earlier occurrence of a Change in Control Transaction (as hereinbelow defined), each Holder shall (in addition to all other rights it may have hereunder or under applicable law), have the right, exercisable at the sole option of such Holder, to require the Corporation to redeem all or a portion of the Class A Preferred Stock then held by such Holder for a redemption price, in cash, equal to the

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Redemption Price. In accordance with the foregoing, the Redemption Price shall be due and payable on the earlier of: January 4, 2004 or, in the event of a Change of Control Transaction, within fifteen (15) days of the date on which written notice for the payment therefore is provided by a Holder. If the Corporation fails to pay the Redemption Price hereunder in full pursuant to this Section on the date such amount is due in accordance with this Section, the Corporation will pay interest thereon at a rate of 18% per annum (or the lesser amount permitted by applicable law), accruing daily from such date until the Redemption Price, plus all such interest thereon, is paid in full.

         (e) For the purposes hereof, a "Change of Control Transaction" means the occurrence of any of: (i) a replacement of more than one-half of the members of the Corporation's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof),
(ii) the merger of the Corporation with or into another entity that is not wholly owned by the Corporation, consolidation or sale of all or substantially all of the assets of the Corporation in one or a series of related transactions, or (iii) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii).

      3. NO ADVERSE ACTIONS. The Corporation shall not in any manner, whether by amendment of the Certificate of Incorporation (including, without limitation, any Certificate of Designation), merger, reorganization, re-capitalization, consolidation, sales of assets, sale of stock, tender offer, dissolution or otherwise, take any action, or permit any action to be taken, solely or primarily for the purpose of increasing the value of any class of stock of the Corporation if the effect of such action is to reduce the value or security of the Class A Preferred.

      4. VOTING RIGHTS. The Class A Preferred shall have the right to vote together with the holders of the Corporation's Common Stock, on a one vote per share basis (and not as a separate class), on all matters presented to the holders of the Common Stock.

      5. ATTORNEYS' FEES. Any holder of Class A Preferred shall be entitled to recover from the Corporation the reasonable attorneys' fees and expenses incurred by such holder in connection with enforcement by such holder of any obligation of the Corporation hereunder.

      6. ADDITIONAL RESTRICTIONS. For as long as any shares of the Class A Preferred Stock are outstanding, the corporation will not amend the terms of the Class A Preferred Stock without the consent of the holders of the Class A Preferred Stock.